Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: 831-439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a transcript of Seagate’s fiscal second quarter 2006 financial results conference call, held on January 18, 2006.

FINAL TRANSCRIPT

Conference Call Transcript

STX - Q2 2006 Seagate Technology Earnings Conference Call

Event Date/Time: Jan. 18. 2006 / 5:00PM ET

CORPORATE PARTICIPANTS

Bill Watkins

Seagate Technology - President and CEO

Brian Dexheimer

Seagate Technology - EVP, Worldwide Sales and Marketing

Dave Wickersham

Seagate Technology - EVP and COO

Charles Pope

Seagate Technology - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Kevin Hunt

Analyst

Laura Conigliaro

Analyst

Rich Kugele

Needham & Company - Analyst

Mark Moskowitz

JPMorgan - Analyst

Mark Miller

Hoefer Arnett - Analyst

Christian Schwab

Craig-Hallum - Analyst

Frank Timons

Robert W. Baird - Analyst

Phillip Rowe

Susquehanna - Analyst

Sherri Scribner

Deutsche Bank - Analyst

Ted Chung

Bear, Stearns - Analyst

Robin Shaw (ph)

Tenor Capital - Analyst

Ananda Baruah

Banc of America - Analyst

Richard Keiser

Sanford Bernstein - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, thank you for standing by. Welcome to Seagate Technologies fiscal second quarter 2006 financial results conference call. [OPERATOR INSTRUCTIONS] This conference call is being recorded.

Portions of the subject matter discussed in the call to follow related to the proposed transaction between Seagate Technology and Maxtor Corporation will be addressed in a joint proxy statement prospectus to be filed with the SEC. We urge you to read it when it becomes available, because it will contain important information. Information regarding the persons who, may under the rules of the SEC, be considered participants in the solicitation of stock holders in connection with the proposed traction will be set forth in the proxy statement’s prospectus when it is filed with the SEC.

The conference call contains forward-looking statements within the meaning of Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements related to future financial performance, price and product competition, customer demand for our products, and general market conditions. These forward-looking statements are based on information available to Seagate as of the date of this call. And current expectations, forecasts, and assumptions involve a number of risks and uncertainties that could cause actual results differ materially from those anticipated by these forward-looking statements.

Such risks and uncertainties include a variety of factors, some of which are beyond the Company’s control. In particular, such risk and uncertainties include the impact of the variable demand and the aggressive pricing environment for disc drives, dependence on the Company’s ability to successfully manufacture an increasing volumes on a cost-effective basis and with acceptable quality as current disc drive products, the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products, the impact of the announced transaction between the Company and Maxtor Corporation on current customer demand during the period prior to a closing of the transaction, the possibility that Seagate’s pending acquisition of Maxtor will not be consummated on a timely basis or at all, and the possibility that the combination of Seagate and Maxtor will not provide the anticipated benefits to the combined Company. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the Company’s annual report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on August 1st, 2005, and in the Company’s quarterly report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on October 28, 2005. These forward-looking statements should not be relied upon as representing the Company’s views of any subsequent date, and Seagate undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date that they were made.

I would now like to turn the conference over to our host, Mr. Bill Watkins, President and CEO. Please go ahead, sir.

Bill Watkins - Seagate Technology - President and CEO

Thanks, Lynn. Welcome, and thank you for joining us. On the phone with me today are Charles Pope, Executive Vice President and Chief Financial Officer; Dave Wickersham, Executive Vice President and Chief Operating Officer; and Brian Dexheimer, Executive Vice President, Worldwide Sales and Marketing.

Seagate closed the calendar year with the strongest quarter in the Company’s history. In fact, the strongest quarter by any Company in the history of the disc drive industry, demonstrating the consistency of our financial and operational performance. We achieved record revenue and record earnings, and we delivered new products for all market segments, while shipping a record 28.8 million disc drives. Over the last 12 months, we have reported revenue of $8.5 billion, and net income of $1.1 billion. Strong performance continues to result from our unique business model that has delivered the broadest product portfolio in the industry, with consistent technology, product and cost leadership.

We expect this performance to continue and positively impact our earnings for fiscal year 2006. Clearly, global demand for mass storage is accelerating, with significant growth opportunities in new emerging applications, as well as traditional compute applications. In fact, in the December quarter, we increased shipments 19% year-over-year, while the industry delivered its first 100-million-unit quarter. We estimate the industry shipped 380 million disc drives last year, totally, 35 million terabytes, an increase of 60% from the previous year.

The most exciting growth area continues to be the consumer electronic space, where new applications are constantly emerging, and software makers are building new business models designed to unlock digital content for consumers to use in their home, their hand, or their car. Hard drives are central to these new models, where storage-intensive application require high capacity, cost-effective solutions to store, protect, and access this new flow of digital content. The annual Consumer Electronics Show clearly demonstrates that we’re well on our way to a world where virtually every consumer electronics application will have a storage device in it, on it, or around it. Whether it’s a car, a cell phone, or a handheld video application, it’s all about delivering a beneficial consumer experience that simplifies the complexity that exists today, and Seagate is continually working to improve this consumer experience. These new consumer markets are now large enough for our portfolio and serve markets are broad enough that Seagate has a greater degree of financial stability and predictability, along with greater opportunities for growth than are available within the traditional IT markets.

While the primary growth driver for our industry has been the consumer electronics market, we are also very pleased the strong growth we’re experiencing in our core markets and the opportunities ahead. The desktop market continues to see strong growth, where Seagate saw an increase of 16% year-over-year unit shipments. The notebook market has shown phenomenal growth, as higher-capacity drives are allowing more powerful and cost-effective notebook computers that are equipped to handle tasks traditionally left to desktop systems. Last quarter the average capacity of notebook drives shipped by Seagate was nearly 70 gigabytes, up from the 64 gigabytes the previous quarter. We expect this capacity trend to continue.

In the enterprise, high capacity, high performance drives continue to power the world’s most demanding computer systems. And they are now providing solutions for content providers to deliver capacity-intensive applications, such as video through broadband to use around the world.

As you are aware, Seagate has entered into a definitive agreement to acquire Maxtor. As previously stated, we believe the combination of the two companies will leverage the strength of Seagate’s significant operating scale to drive product innovation, increase operational efficiency, and realize significant cost synergies. These capabilities will enable the combined Company to compete more effectively as the higher competitive data storage industry addresses the challenges and opportunities for significant growth that lie ahead. It will also uniquely position the combined Company to accelerate delivery of a diverse set of compelling and cost-effective solutions to the growing customer base for data storage products.

There’s no question this is a growth industry. And Seagate is leading the way. We are uniquely positioned and excited by what we see across all markets. As the leading disc drive manufacturer in virtually all markets and in an environment in which the demand for storage is at record levels and growing, we are very optimistic about the future.

Now, I’d like to turn the call over to Brian to provide further detail on our performance during the quarter.

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Thanks, Bill. The December quarter reflected the growth dynamics we saw throughout calendar year 2005 and expect to see continue in 2006. As Bill mentioned, the industry surpassed 100 million units in quarterly shipments for the first time, and achieved over 380 million units during the calendar year, representing a robust, year-over-year growth of 26%. In the quarter, Seagate experienced growth in all markets, as shipments grew faster than the industry rate of 15%, reaching 28.8 million units, a 19% increase year-over-year.

In the consumer electronics space, Seagate shipped 3.5 million units. We expect to see a substantial increase in this volume sequentially, as product transitions in the game console space reach full stride and we continue to see robust growth from the DVR market. In the DVR market, shipments grew 93% year-over-year, to 2.4 million units. This segment of the CE space remains one of the greatest opportunities for Seagate, with high-definition content continuing to penetrate large markets and Olympic and World Cup events upcoming, we expect to see additional demand and an improved mix towards high-capacity drives in this space.

In the one-inch market, Seagate shipped just over 800,000 units in handheld media players, GPS systems, branded portable storage and printer applications. While down sequentially, we continue to see growth opportunities in this space. We believe as higher capacities are achieved and business models for video distribution materialize, this market will experience additional growth and present new opportunities for Seagate.

The mobile compute space continues to grow rapidly, as does Seagate’s participation in that space. We believe the market grew 36% year-on-year, to 21.4 million units, while Seagate shipped 2.9 million drives in December quarter, an increase of 136% year-on-year and 20% sequentially. As a result of our expanded product line and technology leadership, we believe we gained share in this market, marking the sixth straight quarter of share gain. During the quarter, we began limited volume shipments of the industry’s first 160 gigabyte 2.5-inch disc drive for high-end notebook applications.

We believe there is a significant trend toward higher capacity drives in the notebook market, and Seagate is very well positioned in this regard. In fact, Seagate’s shipments of capacities greater than 80 gigabytes grew 39%, sequentially. We do believe the industry exited the December quarter with some unmet demand in this space and believe it’s likely that underlying media capacity for these products will continue to be in tight supply in the March quarter.

Seagate had another strong quarter in the enterprise market. We shipped 3.5 million units during the December quarter, an increase of 16% from the September quarter and 6% year-on-year. We believe the industry as a whole shipped approximately 6.7 million drives during the quarter, representing the sixth straight quarter of over 6 million units shipped. Once again, we believe our product leadership drove share gains in this space. We expect overall enterprise demand in the March quarter to be seasonal and, therefore, slightly lower than that of the December quarter. We also experienced an improved product mix in the enterprise space, as shipments of our highest capacity drives increased sequentially.

As we mentioned last quarter, our SATA and Fibre Channel nearline products were in qualification at 10 OEMs. These products are now qualified at five of those OEMs and we began volume shipments during the quarter. We believe this is a fast-growing application space with continued growth opportunity for Seagate. In addition, we continue to be pleased with the customer integration of Savvio, our 2.5-inch enterprise drive, where we saw shipments increase 30% quarter-over-quarter.

Moving to the desktop, we continue to lead this market with record shipments totaling 18.9 million units, an increase of 16% year-on-year, and 8% sequentially. Once again, our product mix continued to improve, as shipments of products 200 gigabytes and greater grew 33% sequentially. As we outlined last quarter, our 160-gigabyte-per-platter drives are now shipping in full volume. We were very pleased with the customer acceptance of this product throughout the quarter, which resulted in a 130% increase in shipments. Moving forward, we are confident that our industry-leading areal density and cost position will continue to deliver growth opportunities in this market.

As is the case historically with March quarters, we expect overall desktop demand to be seasonal and, therefore, slightly lower than that of the December quarter. Overall, the industry experienced balanced supply and demand for desktop products and pricing, for the quarter was in the range of expected levels. We exited the quarter with under four weeks of channel inventory for desktop products.

Finally, our Seagate branded solutions revenue grew nearly 80% year-on-year and exited 2005 at a run rate of over $250 million annually. We’re pleased with the progress we have made to date, and expect further opportunities as more and more consumers seek to store, share, and protect their valuable digital content. Branded solutions will continue to be a high growth area and strategic focus for Seagate.

In summary, we’re very pleased with our performance and the market acceptance of our products during the December quarter. We believe we are best positioned for continued growth opportunities and are excited about new opportunities in 2006.

Now, I’d like to turn the call over to Dave to provide an update on our key product programs.

Dave Wickersham - Seagate Technology - EVP and COO

Thank you, Brian. We are very pleased that in the December quarter, we began shipping our first perpendicular drive, an 80-gigabyte-per-platter, 5,400 rpm, 2.5-inch notebook drive ahead of our internal schedule. We will continue to focus on successful OEM qualifications and volume ramp over the coming months.

As discussed previously, perpendicular recording is a complex integration of the recording head, the disc, the recording channel, drive software, and firmware as a system. As a vertically integrated Company, we are uniquely positioned to optimize the overall drive system. Our technology is maturing, our processes are ready, and we are exceeding our internal targets for component and drive yields. Given our platform strategy and successful deployment, we are well positioned, not just on this notebook drive, but well prepared to integrate perpendicular recording across all products markets over the next 12 months.

Last quarter I also updated you on the progress we are making extending Seagate’s longitudinal areal density leadership, with the introduction of our 160-gigabyte-per-platter desktop drive. As with the introduction of perpendicular, we are very pleased with our progress ramping the industry’s first 160-gigabyte-per-platter product, and will complete the majority of our OEM qualifications in this quarter. In the December quarter, we more than doubled our shipments of drives with native capacities of 160-gigabyte-per-platter or 80-gigabyte-per-surface, and will significantly increase our output again this quarter.

Now, I would like to turn the call over to Charles to provide further detail on our financial performance during the quarter.

Charles Pope - Seagate Technology - EVP and CFO

Thank you, Dave. You will find the Company’s press release, 8-K and additional financial information related to Seagate’s financial performance in the Investor Relations section of Seagate’s website at seagate.com. As stated in the press release, Seagate reported revenue of $2.3 billion, net income of $287 million, and diluted earnings per share of $0.57 for the quarter ended December 30, 2005. The $2.3 billion of revenue we reported today reflects a high water mark for Seagate.

These GAAP financial results include costs related to our employee stock purchase plan and stock options. These costs totaled $20 million, with $7 million in cost of sales and $13 million below the line in operating expenses. Also included in the December quarter’s financial results is a $6 million charge for R&D, for licenses related to Advanced Storage Technology and a $2 million charge in other income and expense related to the early payment of the $340 million term loan.

Seagate’s operating expenses — defined as research and development and selling, general, and administrative expenses — in the December quarter were $307 million, which includes $13 million for non-cash, stock-based compensation, and the previously-mentioned $6 million charge for the technology license. Cash flow generated from operations was very strong, at $562 million in the December quarter. Our cash balance is approximately $1.75 billion, down only $41 million from the September quarter, even though repayment of the $340 million term loan occurred in mid-October.

Because of the announced Maxtor transaction, the Company did not buy back any shares during the quarter. The full $400 million previously approved by Seagate’s Board of Directors is still available.

Inventory turns for the December quarter were 13.5, up from 13 in the prior quarter. The total inventory balance at the end of the December quarter was $505 million, up $28 million from the prior quarter.

For the first six months of fiscal 2006, capital investment was $353 million with December quarter capital investment being $184 million. As demonstrated this past year, we used customer demand as the gauge to determine the proper level of capital investment. Based on the strong demand we are experiencing for Seagate’s products during the remainder of fiscal 2006 and to position the Company to serve our customers during the seasonally strong quarters beginning in September, capital investment for fiscal year 2006 will need to grow to between $950 million and $1 billion. This is a meaningful increase to our prior expectation of 700 million to $800 million and reflects strong, broad-based demand for Seagate products, along with the need to restore some flexibility in our factories which have been running at virtually full capacity during all of the last calendar year and are anticipated to operate at full capacity during the March quarter.

Relative to the Company’s outlook for the March quarter, we indicated in our press release, the Company expects revenue of approximately $2.25 billion and diluted earnings per share of approximately $0.55, excluding expenses related to non-cash, stock-based compensation of approximately $21 million, or $0.04 per share, which equates to approximately $0.51 per share on a GAAP basis. Gross margin is expected to contract modestly as compared to the December quarter, as normal price declines in all markets are expected to be offset somewhat by the continued improvement in product mix and the margin improvement our 160-gigabyte-per-platter desktop drive provides.

Operating expenses for the March quarter are expected to be approximately $290 million, excluding non-cash, stock-based compensation costs. The tax rate for the balance of fiscal 2006 is expected to be 5%.

Due to the dynamic nature of the disc drive industry, the outlook for Seagate’s fiscal year 2006 is subject to greater variability and less certainty. Seagate’s outlook for earnings per share for fiscal 2006 has been raised to a range of $2.20 to $2.25, excluding expenses relating to non-cash, stock-based compensation of approximately $80 million, or $0.16 per share, which equates to a range of $2.04 to $2.09 per share on a GAAP basis. Our full-year outlook anticipates a balanced supply-demand environment and, therefore, normal levels of price competition. Additionally, our outlook incorporates executing to our plan for the production ramp and customer qualifications of the 160-gigabyte-per-platter desktop and 80-gigabyte-per-platter notebook drive and sequential growth in notebook, nearline and gaming unit shipments.

Finally, I would like to briefly provide an update in regards to the proposed acquisition of Maxtor. On January 13th, we made our Hart-Scott-Rodino pre-merger notification filing, and we will be meeting with U.S. Federal Trade Commission to discuss the merger in the coming weeks. The FTC has 30 days to complete their review or request additional information. For a transaction such as the Maxtor acquisition, it would not be unusual for the FTC make a second request for additional information as they conduct their review.

The preliminary joint proxy statement is expected to be filed in the middle of March, and we expect, subject to the SEC review and comment process, that the shareholder votes will occur in late June. We continue to expect the transaction to close sometime in the second half of calendar 2006. We have been very pleased with how this transaction has been received by the investment community. Even at today’s valuation, we feel that Seagate’s ability to generate earnings and cash has yet to be fully recognized.

That concludes my remarks. And I’ll now turn the call back over to Bill.

Bill Watkins - Seagate Technology - President and CEO

Okay. Thank you, Charles. That concludes our prepared marks. Operator, we’re ready to turn it over for questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Your first question comes from the line of Kevin Hunt.

Kevin Hunt Analyst

Thank you. A couple of questions. Can you maybe comment what you think on the outlook for one-inch drives going forward? And, then, if you might be looking at having a 1.8-inch drive in the future, seeing that that we’re seeing — that seems where that’s where most of the CE stuff seems to be going?

Bill Watkins - Seagate Technology - President and CEO

All right, Kevin. I’ll let Brian answer that, since I’m not allowed to make product announcements. Brian?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Thanks, Bill. And nor will I make any product announcements, Kevin, but we’re very excited about the whole mobility space. So you hear us talk about things going on in the hand, home, and car, and, clearly, this addresses the hand space. And, so, as I said in my comments, the one-inch market is very much alive, and we continue to find new application spaces for that. And our technology leadership and our ability to put very high capacity in that form factor is interesting for a lot of those reasons in those applications.

In the 1.8-inch space, we’re looking at that with a very keen level of interest. We believe that’s a very robust market at this point in time and that it’s got nice growth potential in front of it, not only in the media space, but also potentially in the notebook space in the future. So I think you can expect that you’ll see us continue to look at that with a lot of interest and continue to make investments in that space for the next several quarters. And at some point, we’ll be making a product announcement.

Kevin Hunt Analyst

Okay. And I have one follow up for Charles — actually a couple things. I thought I heard you say 5% for the tax rate for the remainder of the year? That was the first thing. And, then, the second thing is if you can maybe give us an indication on new product contribution in this quarter? Then kind of what you think it’s going to be over the next couple of quarters?

Charles Pope - Seagate Technology - EVP and CFO

Okay, Kevin. In the guidance I gave in my prepared remarks, we had modeled in 5%. We believe that that’s kind of at the high end of the range where it’ll be, but for conservative reasons, felt that it was prudent to go ahead and model it in at 5%. A year ago, when we had a complete turnover of our products, we talked continually about what the differential margin was for the new products versus the older set. That has largely turned over at this point in time, and trying to distinguish some of the incremental margin on, say, the 160 gigabyte, 2.5-inch, which just really started shipping, versus some of the olders and all is not a meaningful number. And so I think that at this point in time you need to kind of look at the blended number. And we’re still feeling good about operating in the 24 to 26% margin range, as we have.

Kevin Hunt Analyst

Okay. Thanks a lot.

Operator

Your next question comes from the line of Laura Conigliaro.

Laura Conigliaro Analyst

Yes, a couple of questions, please. First on the notebook side. Your notebook business has, obviously, been one of the biggest incremental contributors in the last couple of quarters. You made comments that suggest some pretty strong notebook growth, combined with the fact that you’re saying that there was unmet demand exiting the quarter and media remains tight. Are you suggesting with that kind of comment that we will potentially actually see non-seasonal growth sequentially in the March quarter?

And then, once you start to see some of the media loosen up, what is your expectation, since the other side of that, the offset to that is that your technology, as well as your ramping market share. So is it possible that in the slower quarters of March and June you actually could see some growth on the notebook side? And, then, finally, can you help us understand, perhaps even quantify what your technology leadership means as far as your cost advantages and also margin opportunities are? Are you beginning to see any of this in share gains?

Bill Watkins - Seagate Technology - President and CEO

Laura, I’ll let Brian take the notebook question, then Charles will come back on the cost side.

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Laura, let me try to deal with the notebook scenario that we see in front of us. Three things I’d point you to. One is, clearly in the client space, we’ve seen product transitions and demand patterns based on OS processor as well — transitions, as well as seasonal opportunities. I think what you have to do on this one is look underneath that because what’s going on here is a very structural shift to mobility away from stationary client computing.

So in addition to the normal things we’re used to seeing in the client compute, which are these processor and OS transitions, as well as seasonal buying patterns, underneath that in this one, we’ve got that structural shift going on. So we think that gives this one more strength than, maybe, some of the other supply and demand imbalances we’ve seen in different segments in the past.

The second thing I’d tell you is competing for this supply chain pool is also new applications coming into the 2.5-inch space, namely in the gaming console environment, but there are a few others. They’re now competing for the supply chain. So if you just look at 2.5-inch drives, then there’s more reason to believe that there’s more demand for those. And, I think to answer your question about sequential growth quarter-on-quarter, I think if you include those types of products in all 2.5-inch, then we very much do expect to see sequential growth from December to March. The last point —

Laura Conigliaro Analyst

I actually was —

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Go ahead.

Laura Conigliaro Analyst

I’m sorry. I was not including gaming. I was really trying to think of the traditional business, where you’re ramping your market share there anyway and you’ve got a technology edge.

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Right. So in the notebook space, I think, still that structural shift is true. And we look for the market to be, just looking at notebooks, flat to maybe slightly up quarter-on-quarter.

The third thing I’d tell you that’s a specific benefit to Seagate, maybe addresses some of your technology question, and I’ll hand it to Charles, is we see, from a share perspective, more pull for our products because of this technology leadership. So in addition to the two things that I gave you that were structural to the industry, I think we see an additional benefit because of the technology leadership we have on the products. So I’ll let Charles answer the margin question.

Charles Pope - Seagate Technology - EVP and CFO

Okay, Laura, to try to answer your question of quantifying what our technology leadership is doing for Seagate, let me give you two specific examples. One, if you sit and look at the 160-gigabyte-per-platter drive, we are able to do that capacity point with one disc and two heads. All of our competitors at this point in time are required to do two discs and four heads. You have available to you market data on discs and heads, and the — if they are purely dependent on the merchant market, the average price for a disc is a little more than $6 per disc and a little more than $6 per head. And so there’s an $18 cost differential for the same capacity point that exists on that drive, which, when you’re talking about entry-level products, that is a very large differential to work with.

When you sit and talk about the technology leadership on the notebook, you don’t measure it in terms of margin, you probably measure it in terms of share, because with the new notebook product the we just introduced, the 160 gigabyte 2.5-inch, you don’t have the ability in that form factor to put in additional heads and discs. And so it just becomes a matter of what leverage does that give you to increase your market share? What opportunities to increase your market share within your customer base, which, again, drives increased gross profit dollars. You don’t really have a gross margin comparison out in the industry to match it against. And so, those are the types of things that I think the technology leadership are driving.

Laura Conigliaro Analyst

Thank you.

Operator

Your next question comes from the line of Rich Kugele with Needham & Company.

Rich Kugele - Needham & Company - Analyst

Thank you. A few questions. I guess, first, and perhaps this is best for Brian, regarding Maxtor, in general terms, which capacity points, or even ends of the market do you think are most interesting for you to try and maintain a presence in? When you break up their share and you look at the opportunities there from, perhaps, a capacity point, where do you want to make sure you stay, such as high cap, nearline, the low cap business in Latin America, any thoughts there?

Bill Watkins - Seagate Technology - President and CEO

This is, Bill — actually — Watkins. It’s too early for us to really talk about product strategies with Maxtor and what we’re going to do. So we’re just not going to comment on that time and probably can’t. And that — we’ll be more forward-thinking about this as we get closer to the deal.

Rich Kugele - Needham & Company - Analyst

Okay. Fair enough. And, then, I guess, secondly, just to delve in a little bit deeper on the 160-gig-per-platter. Traditionally there’s been, obviously, a very compelling advantage as you were — Charles, you were talking about — the cost differential. But there’s also — there was also always a reason to, perhaps, lower price to try and gain share. The industry is very different now with, effectively, two large players on the desktop left. Can — do you think that, perhaps, this time around you might be able to broaden that 24 to 26% gross margin range because you don’t need to price — you’re going to get the share you’re going to get as it is, and you can just actually pocket the difference this time?

Bill Watkins - Seagate Technology - President and CEO

I’ll have Charles take that.

Charles Pope - Seagate Technology - EVP and CFO

Well, if that’s the way it actually turns out, that will be great. And that would be our hope is that we can do something like that. Because the expectation, the strategy we would be is to accept market pricing, and there’s really no incentive within the market for people to get overly aggressive on the 160-gigabyte capacity points, which ought to give us some improved margins to offset some of the very entry-level products that have very low margins.

Rich Kugele - Needham & Company - Analyst

Okay. Thank you very much.

Operator

Your next question comes from the line of Mark Moskowitz with JPMorgan.

Mark Moskowitz - JPMorgan - Analyst

Thank you. I have a few questions, if I may. I don’t want to beat up on the 160 question, but I want to see if you can give us a sense, at least now, what is the average capacity you’re targeting with your 160-gigabyte-per-platter? Is it only 160, or are you also going after a higher capacity, as far as even 230, 400 or 500? I’m asking you that because I’m trying to get a sense of what could really be the true margin impact as we think about higher-capacity drives becoming a greater piece of the mix going forward.

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Okay, Mark, this is Brian. Let me take that one. The 160 today is a 160. And that’s where we’re targeting it for. We have plans in the future to incorporate that into our higher capacity drives, and at that point in time, when that technology’s incorporated, we’ll, obviously, be targeting capacities that are in excess of that, start to think about things like 500 gigabytes.

Mark Moskowitz - JPMorgan - Analyst

Okay. Thank you. And, then, as far as the enterprise environment, it seems like you’ve pretty much enjoyed a nice steady momentum in the December quarter. I want to see if you can, first, give us a sense of how that broke across Fibre Channel versus SCSI, and, then, as far as the typical seasonal growth for the March quarter, shall we expect SCSI and Fibre Channel to follow that, or going to be less than that given your nearline SATA exposure forthcoming?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Well, Mark, let me — this is Brian, I’ll take that one again, too. When we talk about enterprise, we really are capturing just the SCSI and Fibre classic, what we call mission-critical enterprise business, so really address the Fibre and SATA and nearline space somewhat separately from that. So when we talk about 3.5 million units, that’s the classic definition that we’ve always used to define enterprise shipments. So I just want to be clear about that.

In terms of distinguishing what happened in the December quarter, I’d say we saw good strength across all product lines. One was not particularly stronger than the other. Throughout the quarter, certainly, it was weighted more into December. We saw more strength in the back half of the quarter, which gives us some confidence around the March quarter being, maybe, less seasonal than it has been in the past. So we’ll be hopeful that it’s closer to being flat. And as we look at this March quarter, again, I wouldn’t distinguish for you between SCSI, SATA, or Fibre in terms of any differential levels of strength.

Mark Moskowitz - JPMorgan - Analyst

Okay. And, then, lastly, Charles, if you could, give us a sense of how we should think about your tax rate, longer term, given that the industry outlook continues to seem to be on an improving track, and, obviously, your profit outlook is improving by the day. Should we expect this tax rate to move up toward 10%? I know you have a good deal of tax holidays and incentive programs kind of keep that down. But can — maybe you could weigh in there, please?

Charles Pope - Seagate Technology - EVP and CFO

Well, I’ll need to address this question on a Seagate stand-alone basis. We don’t really have a basis yet to evaluate what the tax rate would be on a combined basis between Seagate and Maxtor. But as we sat and look at the — where our revenues and the profits associated with the Company’s revenues are, they tend to be very strongly concentrated outside of North America. And, consequently, given the structure of the Company, we believe that we can probably maintain a tax rate at the 5% or below level for an extended period of time, as we sit and look at it.

Mark Moskowitz - JPMorgan - Analyst

Thank you.

Operator

Your next question comes from the line of Mark Miller with Hoefer Arnett.

Mark Miller - Hoefer Arnett - Analyst

Since no one else said so, congratulations on another record quarter. Very wonderful quarter. Just two questions, here. You, Charles, went to some detail to discuss the advantages from component — lower component counts you have on 160. But won’t you also have an advantage since you will be several quarters ahead of your competition in terms of learning curve efficiencies, which translates into better yields? I’m just wondering how much of a cost advantage that gives, since I assume you will be ahead of the yield curve because you’ve been producing 160 gig longer.

Charles Pope - Seagate Technology - EVP and CFO

Mark, that’s absolutely accurate. We began shipping the 160-gigabyte-per-platter product in volume in August of last year. And, so, given the fact we’ve only heard a scheduled announcement from one other competitor, and it was kind of summer of this time, it seems like we may well have a year lead on the competition there. It’s been a while since I’ve calculated it, but at a drive level, 1 percentage point of yield can be anywhere in the range from $0.08 to $0.12, $0.15 or something. And, so, you’re right, maturing it, getting the yields up, and then coming down the cost curve with your suppliers and everything else gives you incremental advantage, beyond just the lower component count.

Mark Miller - Hoefer Arnett - Analyst

Okay. The second question is, I guess, the key question about the merger with Maxtor is revenue attrition. And, certainly, I think I’m as bullish as anybody about you retaining more of it, but I just wonder if you could address how ready are you compared to your competitors, who are at full capacity and won’t be buying a new plant in China and elsewhere, how ready are you to be able to produce — including components — I see you raised your CapEx — won’t you have an advantage there simply because you’re getting this plant and other people will have to build new plants or add capacity or find new sources for components. I’m just wondering if you can talk about that?

Dave Wickersham - Seagate Technology - EVP and COO

Let me take this — Dave Wickersham. So as far as how we are prepared, again, it’s a little earlier. And the sample outlook we provide, I want to clarify that as — I’ll call it organic Seagate growth. So what Charles’ outlook reflects purely the Seagate organic growth that we anticipate, given our customer pull on demand. As far as our ability to leverage going forward, one of the things that we highlighted as a significant asset that Maxtor brings to the table is media capacity, as well as the China facility that you mentioned. So from our perspective, that, perhaps, brings us another advantage to leverage the assets that we have today, as well as some of the assets and resources that Maxtor would potentially bring to the combined Company.

So the other thing, again, back to our model that you’re familiar with, that I think gives us a very unique opportunity, and that is, this whole deal is about leverage and scale. And it’s ramping the processes we know, the products we know, the assembly lines, the test lines we know. So we think that takes a considerable amount of risk out of the deployment and transition to the share volumes going forward. So I would think that we’re, again, uniquely positioned because we’ve got both internal components, additional capacity for one of the precious and constrained commodities, namely media, as well as some of the assembly capacities that the China facility will bring to the combined Company.

Charles Pope - Seagate Technology - EVP and CFO

Mark, this is Charles. Let me elaborate on that one bit. And that was that in the call we had when we announced the acquisition, the question was asked whether or not we might be bringing on some capacity to facilitate the transition of products post close. And we indicated at that time that that would certainly make sense and that we would look at that. It’s a little bit too early to evaluate — to have finalized evaluating what that means to us and how we might go about doing that. Certainly, as we go throughout the next few months, and I would hope that by the time we have our April call, we would have some meaningful information to give everyone of that, depending on the status of the close.

Mark Miller - Hoefer Arnett - Analyst

But, I guess from what you’ve said, certainly you have a shorter road to go, rather than someone who’s trying to gain share from a windfall, who has not inherited a plant, that you guys — that would certainly be an advantage to you to retain a good deal of that share simply because you don’t have to do as much as, I believe, your competitors will have to do. Is that correct?

Dave Wickersham - Seagate Technology - EVP and COO

Mark, Dave again. Let me — I would say I agree with that. I think the other point I would make, and it is the unique advantage in terms of being ahead of the curve on product transition and technology transition. So while folks are contemplating what to ramp and where to ramp, we know that technology, as Charles indicated, we’re maturing the technology. So we’re, I believe, in a competitive advantage, likewise, in that we’re not behind the curve from a technology or product perspective.

Mark Miller - Hoefer Arnett - Analyst

All right. Thank you.

Operator

Your next question comes from the line of Christian Schwab with Craig-Hallum.

Christian Schwab - Craig-Hallum - Analyst

Quick question regarding the 160 gigabyte platform. How long before you believe you’ll be close to 100% utilizing that platform on both the 160 and then the 80?

13

Dave Wickersham - Seagate Technology - EVP and COO

Close to 100% by the June time frame.

Christian Schwab - Craig-Hallum - Analyst

Wow. And, so then that — would it be logical, then, that, without making product announcements, it would be logical that, of course, we would take a platter out of the 320 and a platter out of the 500s and we’d be able to tweak the heads to 167 a platter. Is that logical?

Bill Watkins - Seagate Technology - President and CEO

It’s logical there’ll be new products coming out.

Christian Schwab - Craig-Hallum - Analyst

Fabulous. That’s all I have, thank you.

Bill Watkins - Seagate Technology - President and CEO

Thanks.

Operator

Your next question comes from the line of Frank Timons with Robert W. Baird.

Frank Timons - Robert W. Baird - Analyst

Hi. Thank you. I think you mentioned in the script that feedback from the investor community on the proposed merger was really positive, and I’m just curious, what feedback have you’ve gotten preliminary from your end customers?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Yes, Frank, this is Brian. We’ve had a pretty extensive dialogue, as you might imagine, with customers globally, and I would characterize it as very supportive of the rationale behind the proposed acquisition.

Frank Timons - Robert W. Baird - Analyst

And with respect to — and that feedback, does it change your thoughts at all about potential revenue impact or share loss?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

No, I think it’d be pretty consistent with what we announced the day we announced the merger, which is this transaction, we believe, is highly accretive at relatively aggressive assumptions around revenue attrition. And as we said in that call, and we’ll reiterate again, we think we can do much better than those aggressive assumptions.

Frank Timons - Robert W. Baird - Analyst

Okay. Thank you. And my last question would be, and since your announcement, have you seen any change in the competitive dynamics and how they might be reacting to that?

Bill Watkins - Seagate Technology - President and CEO

No.

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

No, I don’t think so. If your question is around price behavior or any product announcements from competition, I don’t think we’ve seen anything at this stage. It’s early. We certainly would expect that customers — or competitors would view this proposed acquisition in the same light they may have viewed ones in the past, although we think there’s some unique differences here. In the past, competitors have benefited from mergers of this type. And so you can expect that they will try to anticipate where they may benefit and start acting accordingly. But so far, we haven’t seen anything.

Frank Timons - Robert W. Baird - Analyst

And nothing more, like, aggressive sales tactics or campaigns that way? Not yet?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Not so far.

Frank Timons - Robert W. Baird - Analyst

Thanks a lot.

Operator

Your next question comes from the line of Richard Keiser with Bear, Stearns.

Bill Watkins - Seagate Technology - President and CEO

You there, Richard? Let’s go on to the next question.

Operator

Your next question comes from the line of Phillip Rowe with Susquehanna.

Phillip Rowe - Susquehanna - Analyst

Hi. Thank you. Perhaps I missed it, but could you go through, by product segment, the directional change in blended ASPs? And, then, what drove the overall increase in ASP? And, then, finally, I don’t know if I missed it, but did you provide new revenue guidance for the full fiscal year of 2006? Thank you.

Charles Pope - Seagate Technology - EVP and CFO

Let me kind of take them in reverse order, okay? We didn’t provide new revenue guidance for full fiscal ’06. And the ASPs, let me address the overall blended ASP, first, it went up about $2 quarter-over-quarter. That was absolutely a product mix result, because in every one of the product categories, there was price erosion from the September quarter to the December quarter, and, in fact, there was a little bit more erosion in the December quarter than there was in the September quarter. But it was still at the low end of the historical ranges, so that it was represented — the environment that we’ve described to you, where there are some component tightness, a relatively balanced environment, where there is not an abundance of product out in the channel, either. So, and we’re expecting a normal environment relative to pricing in the March quarter, kind of at the low end of the historical ranges, but still, again, price erosion within all the various product categories.

Phillip Rowe - Susquehanna - Analyst

Thank you.

Operator

Your next question comes from the line of Sherri Scribner with Deutsche Bank.

Sherri Scribner - Deutsche Bank - Analyst

Hi. Thank you. You commented on the tightness in the glass media, but I didn’t hear anything on aluminum. Can you give us any detail on the tightness in that? And I have a follow up.

Dave Wickersham - Seagate Technology - EVP and COO

Yes, hi, Sherri. Dave Wickersham. I’ll take that. Yes. In addition to glass substrate constraints, we continue to see a very tight supply on aluminum, both substrate and finished media capacity. So, despite the fact that Seagate and other independent media suppliers have added capacity, some of the growth and mix up that Brian described, whether it’s coming from DVR or nearline in our case, we continue to see a very, very strong mix up and demand on components. So we continue to see a shortage in aluminum as well through this quarter.

Sherri Scribner - Deutsche Bank - Analyst

Okay. Thanks.

Charles Pope - Seagate Technology - EVP and CFO

Describing that shortage, I want to emphasize that the outlooks that we’ve given you are completely underpinned with components for the guidance that we’ve given.

Sherri Scribner - Deutsche Bank - Analyst

Okay. And, then, also, on the inventory, I noticed that the finished goods number ticked up a little bit sequentially. Can you give us any color on that and what may be in that number?

Charles Pope - Seagate Technology - EVP and CFO

Sure. Periodically, we find it’s appropriate to place some product on surface, and in this particular case, ocean transport instead of air, particularly on entry-level products, where there are very low margins and you have an opportunity to save some money, so that even looking at the time value of money, it’s very worthwhile to use some ocean shipments. We choose to do that towards the end of December to position some products for the month of January.

Sherri Scribner - Deutsche Bank - Analyst

Okay. Great, thank you.

Operator

Your next question comes from the line of Richard Keiser with Bear, Stearns.

Richard Keiser - Sanford Bernstein - Analyst

Hi. I’m sorry it’s Sanford Bernstein. Thanks for taking my question. A couple things. First, it seemed that inventories grew significantly faster than sales in the quarter and finished goods were up over 50%, as you reported. Hutchinson also increased inventories. And last night, Intel said channel inventories was up. My question, I guess, is — Did your channel inventories increase in the quarter?

Charles Pope - Seagate Technology - EVP and CFO

No, they did not.

Richard Keiser - Sanford Bernstein - Analyst

Okay.

Charles Pope - Seagate Technology - EVP and CFO

I was surprised by one of your comments. Because I thought you said finished goods was up 50%?

Richard Keiser - Sanford Bernstein - Analyst

I thought that’s what you —

Charles Pope - Seagate Technology - EVP and CFO

It was up $28 million. It was up less than 10%.

Richard Keiser - Sanford Bernstein - Analyst

I think I’m speaking on a sequential basis or — let me see. Sorry for the confusion. Yes, I’ll just have to take a look. And, second, with respect to pricing, you seem to imply in your release, pricing on a like-for-like basis was down. Can you just talk about why that’s reversed versus recent kind of trends?

Charles Pope - Seagate Technology - EVP and CFO

You mean why it was more aggressive?

Richard Keiser - Sanford Bernstein - Analyst

I’m sorry, the finished goods, just for clarification in your release states finished goods were up on year-over-year 56%. Did I misread that or is there a misstatement in that release?

Charles Pope - Seagate Technology - EVP and CFO

Year-over-year, I don’t know the number off the top of my head.

Richard Keiser - Sanford Bernstein - Analyst

Yes, it was 56. Okay, good.

Charles Pope - Seagate Technology - EVP and CFO

But pricing in the December quarter, a large part of the pricing is actually determined at the end of the September quarter. And I think that there was an expectation that there would be more capacity, more product available and things like that. So we did find the environment for the — for pricing in the December quarter to be a little more aggressive. It held during the quarter well, but it was steeper declines than in the September quarter. And as you can see, those declines were offset by product mix and cost reductions.

Richard Keiser - Sanford Bernstein - Analyst

Were there any particular product categories that were driving the reduction more than others?

Charles Pope - Seagate Technology - EVP and CFO

No, it was pretty broad based.

Richard Keiser - Sanford Bernstein - Analyst

Okay. Great. Thanks for taking my question.

Operator

Your next question comes from the line of Ted Chung with Bear, Stearns.

Ted Chung - Bear, Stearns - Analyst

Yes, hi. Just a couple of things to clarify. Did you say the FTC filing was completed on January 13th? Or was it to be completed on January 19th?

Charles Pope - Seagate Technology - EVP and CFO

The Hart-Scott-Rodino pre-merger filing was filed January 13th.

Ted Chung - Bear, Stearns - Analyst

Okay. And you said that the proxies for the merger, as well as the share issuance for the acquisition will be filed in mid-March; is that correct?

Charles Pope - Seagate Technology - EVP and CFO

Correct.

Ted Chung - Bear, Stearns - Analyst

Now, why is it taking so long to file those proxies?

Charles Pope - Seagate Technology - EVP and CFO

Well, we have a number of things that we need to go through. You have Maxtor and Seagate both wanting to get, in our case 10-Q, in their case 10-K out and have finalized the review and the audits of all of those. And so that’s probably the biggest stake in the timeline of preparing these documents.

Ted Chung - Bear, Stearns - Analyst

Okay. Great. Thank you.

Bill Watkins - Seagate Technology - President and CEO

Anymore questions?

Operator

Your next question comes from the line of Robin Shaw with Tenor Capital.

Robin Shaw - Tenor Capital - Analyst

Yes, hi. I have just one question. Your Seagate 2006 trends, do you factor in any market share — ?

Bill Watkins - Seagate Technology - President and CEO

Ma’am, we can’t really hear the question. Could you have Robin speak up, or move closer to a phone?

Robin Shaw - Tenor Capital - Analyst

Hello? Can you hear me now?

Bill Watkins - Seagate Technology - President and CEO

Yes, thank you.

Robin Shaw - Tenor Capital - Analyst

So my question is, for your Seagate stand-alone 2006 guidance, do you factor in any market share loss as a result of the financial merger with Maxtor?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Robin, this is Brian, let me take that. The answer would be a definitive, no. We don’t see any organic share loss on the Seagate side because of the announced acquisition for 2006.

Robin Shaw - Tenor Capital - Analyst

Okay. Thanks.

Bill Watkins - Seagate Technology - President and CEO

We’ll take one more question.

Operator

Your next question comes from the line of Ananda Baruah from Banc of America.

Ananda Baruah - Banc of America - Analyst

Hey, guys, thank you for taking my question. I guess, just sort of just two things. Number one, getting back to the media tightness, Komag, I guess on its last earnings call sort of insinuated that substrate tightness might persist. I guess the way they made it sound bi-language-wise, was for the better part of calendar year ’06, because the time to actually get equipment from the substrate equipment manufacturers, is kind of — sounds like it was pushed down maybe by two quarters. So, given the pricing looks like it’s sort of, I guess at the high — I guess, the lower end of seasonal in December quarter and maybe even through the next couple of the quarters, I just wanted to get your thoughts on what we should expect from a substrate media, I guess, capacity situation. I know it’s tough to tell, but just what you’re feelings are right now as we head into this year?

Dave Wickersham - Seagate Technology - EVP and COO

This is Dave. Let me take that, again. In the case of aluminum substrate, like glass substrate, we have to add incremental capacity. We, as an industry, both the component suppliers, Seagate, and others. So that seems consistent that if there are any delays in either the ramp, whether that’s in terms of getting capital equipment on, in terms of coming up yield curves, qualifications, et cetera, there’s this tightness. It’s the business we’re in, but it is tight and will remain tight. And I would say that that would continue through the balance of the calendar ’06, that’s correct.

Ananda Baruah - Banc of America - Analyst

Okay. Thanks a lot. And, then, I guess, last question, enterprise business has — sort of piggy-backing off previous comments and your results — enterprise business, I guess, market-wide seems to be a little bit better than expected December quarter. And do your results and other results of others, is there any, I guess, incremental, positive demand that you guys are seeing, I mean, that you think will carry through? Do you think it’s just sort of, like, a December quarter budget flush? Is there something more secular going here?

Brian Dexheimer - Seagate Technology - EVP, Worldwide Sales and Marketing

Other than the comments that Bill made in his opening, that the evidence of the 60% year-on-year growth petabytes or terabytes, whatever unit measure that you want to make, I think a lot of times people confuse our success and growth in the consumer electronics industry as only attributable to that segment. When in fact, if you look at where the content flows from, and in some cases to, there’s an enterprise element to that as well. And so, some of our enterprise customers, I believe, are benefiting from the fact that content is moving more rapidly and proliferating more rapidly, as we’re seeing evidence in the kinds of numbers that we offer. And, so I think there is some of the enterprise growth that you can contribute to being associated with growth in consumer electronics, and specifically content movement. Other than that, it’s hard to point to anything secular from the IT industry that would be causing any unusual growth. Clearly, I think what we saw mostly in December was seasonal, as we see in most December quarters.

Ananda Baruah - Banc of America - Analyst

Okay, guys. Thanks a lot.

Bill Watkins - Seagate Technology - President and CEO

All right. Thank you. So, on behalf of the entire Seagate management team, I’d like to thank our Seagate employees around the world for their contribution to another outstanding quarter. Thank you, all, for joining the call today and look forward to seeing you next quarter. Thanks.